Heath D. Linsky
April 27, 2015	404-504-7691
hdl@mmmlaw.com
VIA EDGAR	www.mmmlaw.com

Kim McManus

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carter Validus Mission Critical REIT, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 7, 2015
File No.: 0-54675

Dear Ms. McManus:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated April 20, 2015 with respect to the above-captioned filing. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. We respond to the specific comments of the Staff as follows:

Preliminary Proxy Statement on Schedule 14A filed April 7, 2015

Report of the Audit Committee, page 19

1. The Report of the Audit Committee includes a date reference, which omits the month and day. Please revise to include a complete date or remove the date reference to ensure the report is presented as final and complete.

Response: The Company advises the Staff that the Report of the Audit Committee is dated March 12, 2015, and such date will be included in the definitive proxy statement.

Proposal Nos. 2B – 2D – Amendment and Restatement of our Charter to Accord with the Practices of Listed REITs, page 27

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Washington, DC • Raleigh-Durham • Savannah

International Marketing Offices: Beijing • Taipei

MORRIS, MANNING & MARTIN, LLP

Kim McManus

Securities and Exchange Commission

April 27, 2015

2. Proposal 2B contemplations deletion of “the NASAA REIT Guidelines restrictions on exculpation and indemnification of, and advancement of expenses to, directors and officers” and instead provides for “exculpation, indemnification and advance of expenses to the maximum extent permitted by Maryland law.” Please revise to explain the difference between the indemnification/exculpation provided by the NASAA REIT Guidelines and Maryland law.

Response: The Company hereby undertakes to include the following additional disclosure in the definitive proxy statement:

Consistent with the NASAA REIT Guidelines, our charter currently includes many restrictions on exculpation and indemnification that are not contained in the MGCL, including restrictions on exculpation and indemnification of officers and affiliated directors whose liability was the result of negligence or misconduct and independent directors whose liability was the result of gross negligence or willful misconduct. The advancement of litigation-related expenses to directors and officers is also significantly restricted under our charter. For example, in a stockholder derivative suit, we may not advance expenses to our directors and officers unless a court of competent jurisdiction first approves such advancement.

Under the MGCL, a Maryland corporation may include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. In addition, Section 2-418 of the MGCL generally permits a Maryland corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Finally, Section 2-418 of the MGCL provides that a Maryland corporation may pay or reimburse reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of the final disposition of the proceeding upon receipt by the corporation of (a) a written affirmation by the director or officer of his

MORRIS, MANNING & MARTIN, LLP

Kim McManus

Securities and Exchange Commission

April 27, 2015

or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Because litigation involving companies exploring strategic alternatives or considering possible liquidity events is quite common, in order to conform our charter more closely with those of our competitors whose shares are listed on a national securities exchange, and to retain and recruit qualified and experienced officers and directors, we recommend amending Article XII of our charter to provide directors and officers the maximum exculpation, indemnification and advancement of expenses permitted under Maryland law.

Although we believe that this change will improve our ability to retain and attract qualified directors and officers, the Amended Charter would increase the risk that we and our stockholders will not be able to recover monetary damages from our directors if they fail to meet the statutory standard of conduct as a result of negligence or misconduct (as to our non-independent directors) and gross negligence or intentional misconduct (as to our independent directors) or from our officers if they fail to satisfy their duties under Maryland law. In addition, the Amended Charter would provide for indemnification of our directors and officers and permit indemnification of the Advisor and its affiliates in circumstances where indemnification is currently limited by our charter. The reduced ability to recover from directors and officers and the increased right to indemnification would be true not only for their future acts or omissions but also for acts or omissions prior to the date the Amended Charter would go into effect. The proposed amendment also increases the risk that we will incur significant defense costs that would otherwise have to be borne by our directors or officers.

3. Proposal 2D seeks to clarify that distributions of shares of one class may be made to holders of another class, which appears to be a modification of your existing securities. Please provide the disclosure required by Item 12 of Schedule 14A regarding this modification. You also note that this will provide flexibility to allow a “phased-in liquidity program” in connection with the listing of your common stock. Please revise to clearly explain what a “phased-in liquidity program” is.

Response: The Company hereby undertakes to include the following additional disclosure in the definitive proxy statement to explain what is meant by a “phased-in liquidity program”:

MORRIS, MANNING & MARTIN, LLP

Kim McManus

Securities and Exchange Commission

April 27, 2015

As part of a potential listing strategy, we may, for example, consider a phased-in liquidity program, which would provide for the immediate listing of a certain percentage of the outstanding shares of our common stock, followed by the listing of additional percentages of our existing shares of common stock over time. We would implement this type of liquidity program by classifying our common stock, and declaring and paying dividends on our existing common stock in the form of new classes of common stock. The restrictions contained in our existing charter, including the restriction on our ability to pay distributions in-kind, would hinder our ability to implement this type of liquidity strategy. These restrictions were previously mandated by the NASAA REIT Guidelines.

Pursuant to disclosure requirements applicable to the Company as a public reporting company under the Exchange Act, the Company will continue to provide stockholders with information on a quarterly and annual basis detailing the amount of funds distributed and the Company’s financial condition and results of operations.

In response to the Staff’s request for disclosure pursuant to Item 12 of Schedule 14A, the Company respectfully submits that it does not believe that the proposed amendment to the charter would result in a modification to the terms of its common stock and, therefore, disclosure pursuant to Item 12 is not required. Specifically, Proposal 2D would permit the Company to classify a portion of its outstanding stock so that it automatically converts into a separate class of common stock that would be listed on a national securities exchange at a predetermined time without any additional action taken by the Company or its stockholders. Aside from the shares being listed on a national securities exchange, all other terms of the shares, such as voting rights, the rights to receive dividends and the rights upon liquidation would be wholly unchanged. This arrangement is more akin to the grant of a contractual listing right to the holders of such shares, which could be accomplished without a stockholder vote. At the present time, the Company has no plans to reclassify any portion of its outstanding shares, but believes that having the ability to do so could be beneficial in the event that the Company seeks to list its shares on a national securities exchange.

Further, the Company submits that the shares of common stock do not contain any rights as to distributions, except that to the extent that distributions are paid, they must be paid ratably to stockholders. As required by the Maryland General Corporation Law, the Company’s board of directors is required to authorize the declaration and payment of distributions to stockholders. Without such authorization from the board of directors, no distributions may be paid to stockholders. The mere fact of owning shares, therefore, does not entitle the holder to distributions unless distributions are specifically authorized by the board of directors in accordance with the provisions set forth in the Maryland General Corporation Law.

MORRIS, MANNING & MARTIN, LLP

Kim McManus

Securities and Exchange Commission

April 27, 2015

As the Staff is aware, in order for the Company to maintain its qualification as a REIT, it is required to pay, on an annual basis, at least 90% of its REIT taxable income to its stockholders in the form of distributions. Such distribution payments are required under the REIT rules, but are not a feature of the common stock itself. As a result, the Company’s REIT election has no bearing on the question of whether removing the prohibition on making distributions in kind is a modification to the terms of the shares of the Company’s common stock. Historically, the Company has satisfied the 90% annual distribution requirement through the payment of cash distributions to its stockholders, and the Company has no present intent to change this practice or its distribution policy.

Finally, the Company believes that even if the Staff were to take the position that disclosure pursuant to Item 12 of Schedule 14A is required, the Company believes that applying Item 12 to this proposal would not result in any additional disclosure. Specifically, Item 12(b) requires the inclusion of a description of the material differences between the outstanding securities and the modified securities and refers to Item 202 of Regulation S-K as a guide. The relevant portion of Item 202(a)(1) is reprinted below:

(i) dividend rights; (ii) terms of conversion; (iii) sinking fund provisions; (iv) redemption provisions; (v) voting rights, including any provisions specifying the vote required by security holders to take action; (vi) any classification of the Board of Directors, and the impact of such classification where cumulative voting is permitted or required; (vii) liquidation rights; (viii) preemption rights; and (ix) liability to further calls or to assessment by the registrant and for liabilities of the registrant imposed on its stockholders under state statutes (e.g., to laborers, servants or employees of the registrant), unless such disclosure would be immaterial because the financial resources of the registrant or other factors make it improbable that liability under such state statutes would be imposed; (x) any restriction on alienability of the securities to be registered; and (xi) any provision discriminating against any existing or prospective holder of such securities as a result of such security holder owning a substantial amount of securities.

Removal of the prohibition against the payment of distributions in kind has no effect on any of the rights listed in Item 202(a)(1) of Regulation S-K.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

MORRIS, MANNING & MARTIN, LLP

Kim McManus

Securities and Exchange Commission

April 27, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 404-504-7691 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By:	/s/ Heath D. Linsky
Name:	Heath D. Linsky

cc:	John E. Carter
Todd M. Sakow
Owen J. Pinkerton, Esq.